SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy-Koch, LP
20 East Greenway Plaza
Houston, Texas 77046

This certificate is notice that Entergy-Koch, LP, a Delaware limited partnership ("EKLP"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:
Promissory notes that may be issued by EKLP pursuant to the terms of a Credit Agreement (Five-Year Term), as amended by the First Amendment thereto, dated as of February 7, 2003 (the "Credit Agreement"), among EKLP and the financial institutions party thereto.

2.	Issue, renewal or guaranty: Renewal.
3.	Principal amount of each security: See Item 5 below.
4.

Rate of interest per annum of each security:
Loans under the Credit Agreement may either be "Eurodollar Loans," which bear interest at the Eurodollar Rate (plus an applicable margin), or "ABR Loans," which bear interest at the higher of the prime rate or the federal funds rate (plus 1/2 of 1%).

5.

Date of issue, renewal or guaranty of each security:
Subject to the terms of the Credit Agreement, EKLP may request loans from time to time up to the total commitment available under the Credit Agreement (which was $105,000,000 as of the closing date under the Credit Agreement). No loans were outstanding under the Credit Agreement as of the date of this Certificate.

6.	If renewal of security, give date of original issue: February 1, 2001.
7.	Date of maturity of each security: Each note shall be due and payable at such time as provided in the Credit Agreement, but in any event not later than February 1, 2006.
8.	Name of the person to whom each security was issued, renewed or guaranteed: Each lender party to the Credit Agreement.
9.	Collateral given with each security, if any: Not applicable.
10.	Consideration received for each security: The full principal amount of each loan.
11.	Application of proceeds of each security: To be used by EKLP to refinance existing indebtedness and for general business purposes of EKLP and its subsidiaries.
12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b):
b. the provisions contained in the fourth sentence of Section 6(b):
c. the provisions contained in any rule of the
Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount or par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:
Rule 52(b).

ENTERGY-KOCH, LP By: /s/ Dennis Albrecht Dennis Albrecht Executive Vice President and Chief Financial Officer

Date: June 2, 2003